9661 South 700 East	Jaimes Freire, 4 Norte
Salt Lake City, Utah 84070	Calle Las Jardineras #16
USA	Santa Cruz de la Sierra, Bolivia
(801) 619-9320 Office	(591-3)312-1148 Oficina
(801) 619-1747 Fax	(591-3)312-1149 Fax
info@geii.com	info@geii.com

VIA FEDERAL EXPRESS
FILED AS CORRESPONDENCE ON EDGAR

July 31, 2007

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mellissa Duru, Attorney

Re: Golden Eagle International, Inc
Preliminary Proxy Statement on Schedule 14A, Amendment No. 2
Filed July 17, 2007
File No. 0-23726

Dear Ms. Parker:

In connection with the above and the Commission’s Comment letter of July 30, 2007, please see Golden Eagle International, Inc.‘s (“the Company” or “we” or “our”) responses below:

Legal Services Fee

Response to Comment 1

We respectively disagree with your analysis contained in Comment 1. As mentioned previously, Hamilton, Lehrer & Dargan, P.A. (“HLDPA”), is solely owned by one individual, Brenda Lee Hamilton, and no alter ego exists. Howard Dargan, Esquire was an independent contractor for HLDPA, but recently departed the firm. Moreover, Mr. Dargan was an independent contractor under his own P.A. during his tenure with HLDPA, never rendered any legal services to the Company, including any participation whatsoever in the Company’s Proxy Statement. Consistent with his non-participation regarding the Company, Mr. Dargan has never received any compensation whatsoever from the Company or from Ms. Hamilton in connection with the firm’s services to the Company, nor is he due any such compensation. The firm will be changing its name to reflect Mr. Dargan’s departure from the firm. Frederick M. Lehrer, Esquire is Brenda Hamilton’s husband. There are no alter ego manifestations to the firm’s representation in connection with the Company’s Proxy Statement. Nonetheless, pending the Commission’s review and its disposition of this matter, the Company plans to issue the S-8 shares solely to Brenda Hamilton, Esquire individually, without any S-8 shares planned or to be issued to HLDPA.

Other

In accordance with Mr. Lehrer’s conversation with Ms. Mellissa Duru, the Company is furnishing the information contained herein pending disposition of this matter by the Division of Corporation Finance (“Division”). Pursuant to Ms. Duru’s instructions, the Company will file a Definitive Proxy Statement if and only if the Company receives clearance from the Division that the Company is permitted to do so. Apart from the one material change reflected above, namely the Company’s plan to issue S-8 shares to Brenda Hamilton, Esquire individually (should the Division approve such change), as of the date of this correspondence the Company does not anticipate any other changes to the Proxy Statement, other than changing the mailing date, record date, and meeting date. Additionally, please be advised that since the Company filed its Amendment No. 2 Proxy Statement, it has not issued any shares of any class of securities to any person or entity.

Company Acknowledgments to the Commission

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Terry C. Turner
Chief Executive Officer